Exhibit 99.2
English Translation
Deed of Agreement
This Deed of Agreement (this “Deed”), dated May 31, 2008, is made as a deed among:
(A)	Agria Corporation, a company incorporated and validly existing under the laws of the Cayman Islands (“Agria”);

(B)	Brothers Capital Limited, a company incorporated and validly existing under the laws of the British Virgin Islands (“Brothers Capital”);

(C)	Lai Guanglin, a Singaporean citizen, chairman of the board of directors and director of Brothers Capital, whose wife, Li Juan, holds an interest in 40% of the registered capital of Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”) on behalf of Agria; and

(D)	Qian Zhaohua, a Chinese citizen, director of Agria, executive director and legal representative of Aero-Biotech Science & Technology Co. Ltd. (“Agria Beijing”) and director of Brothers Capital, who holds an interest in 30% of the registered capital of P3A on behalf of Agria.
The parties intend this Deed to take effect as an agreement whether the parties execute it under hand or seal. In consideration of the rights and obligations created by the parties herein, the parties agree as follows:
1.	Consistent with that Exclusive Call Option Agreement, dated June 8, 2007, among the Agria Beijing, Li Juan, Qian Zhaohua, Xue Zhixin, and Zhang Mingshe,
•	Qian Zhaohua agrees to promptly transfer the interest he holds in 12% of the registered capital of P3A to Kenneth Hua Huang (or such other person as Agria’s board of directors may designate) to hold for the benefit of Agria.

•	Lai Guanglin agrees to cause his wife, Ms. Li Juan to promptly transfer the interest she holds in 14% of the registered capital of P3A to Kenneth Hua Huang (or such other person as Agria’s board of directors may designate) and the interest she holds in 6% of the registered capital of P3A to Kenneth Hua Huang (or such other person as Agria’s board of directors may designate) to hold for the benefit of Agria.
All costs arising from such transfers shall be borne by Agria, including any tax that may be payable by Mr. Qian and Ms. Li in respect of such transfers.
2.	By June 15, 2008, the parties shall cause the amendment of the Articles of Association of P3A in accordance with the Company Law of People’s Republic of China and other related laws (i) to create a board of directors for P3A and (ii) to provide that P3A’s legal representative shall have no authority to act on behalf of and in the name of P3A except as is approved by P3A’s board of directors. Promptly following such amendment, the parties to this Deed shall procure the following individuals to be appointed as the directors constituting P3A’s initial board of directors: Xue Zhixin, Qian Zhaohua and Kenneth Hua Huang.
3.	Except as otherwise approved by Agria’s board of directors in furtherance of a material M&A Transaction (as defined below) in the best interests of Agria and its shareholders,

Brothers Capital agrees that the shares of Agria currently held by it, together with any Substituted Shares in respect thereof, shall be subject to conditional lock-up. The lock-up period and the percentage of shares subject to the lock-up shall be as follows:
•	The lock-up period in respect of 18,432,000 shares of Agria currently held by Brothers Capital, together with any Substituted Shares in respect thereof, shall be two years, commencing on May 6, 2008, during which Brothers Capital shall not sell, assign, transfer, mortgage, pledge, hypothecate or otherwise permit to be encumbered or disposed of in any way, all or any part of such shares.

•	Any other shares of Agria currently held by Brothers Capital shall be subject to a lock-up period of six months, during which Brothers Capital shall not sell, assign, transfer, or otherwise permit to be disposed of in any way, all or any part of such equity interests but may mortgage, hypothecate or pledge such equity interests to secure any financing that Brothers Capital may borrow from time to time from third parties.
For purposes of this Deed, (i) “M&A Transaction” shall mean any bona fide scheme of arrangement, sale of equity in Agria, or merger or consolidation of Agria with another person, where the shareholders of Agria immediately prior to such transaction hold less than a majority in voting power of the share capital of Agria or the surviving entity immediately following such transaction and (ii) “Substituted Shares” shall mean, with respect to any Ordinary Share, any new, substituted or additional securities or other property (including money paid other than as an ordinary cash dividend) that by reason of such transaction are distributed with respect to such Ordinary Share.
4.	Shortly after the execution of this Deed, Lai Guanglin will resign as Co-CEO of Agria and will focus on Agria’s M&A operations as authorized by Agria’s board.

5.	Qian Zhaohua and Lai Guanglin will, in the best interest of Agria and its shareholders, promptly transfer to Agria all options held by either of them to purchase shares in Agria. Such options will be used by Agria to establish a new management retention plan to be established by Agria for the benefit of P3A employees, the details of which shall be determined by Agria’s compensation committee and approved by the Agria’s board of directors.

6.	A Special Committee has been established by Agria’s board of directors pursuant to a resolution adopted on February 29, 2008 (the “Special Committee”). Within three days after the meeting in which the Agria board of directors approves this Deed, Brothers Capital shall, for the best interest of Agria, pay Agria the greater of US$400,000 and the amount which is 25% of the reasonable costs and expenses incurred to date by the Special Committee.

7.	From the date hereof, each of Qian Zhaohua and Lai Guanglin agrees that he shall make no public statement in relation to or concerning this Deed or the subject matter hereof without the prior authorization of Agria’s Board of Directors provided that nothing in this Section shall restrict either of them from making any public statement as required (i) by applicable law (including, without limitation, as required by any fiduciary duty imposed by law on such party) or (ii) by the rules of any applicable stock exchange.

8.	Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request, to permit, or in furtherance of, the consummation of the transactions set forth above and in that certain Deed of Agreement, in substantially the form approved by the Special Committee on May 30, 2008, among Agria, Xue Zhixin, Zhang Mingshe and Yan Lv.

9.	Any dispute, controversy or claim arising out of or relating to this Deed, or the interpretation, breach, termination or validity hereof, shall be resolved by arbitration conducted in Hong Kong. Such arbitration shall be administered by the Hong Kong International Arbitration Centre in accordance with the Hong Kong International Arbitration Centre Procedures for the Administration of International Arbitration. The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

10.	This Deed and the rights and obligations of the parties under this Deed shall be governed by and construed in all respects in accordance with the laws of Hong Kong.

11.	If any previous understanding between the parties hereto is inconsistent with this Deed, this Deed shall prevail.

The parties have evidenced their agreement to the terms contained in this Deed by executing, or causing their duly authorized representatives to execute, this Deed in the space provided below.

SIGNED, SEALED AND DELIVERED by	)
Yeung Kim Ting (Gary))		/s/ Gary Yeung
)
for and on behalf of	)
AGRIA CORPORATION	)
in the presence of:	)	/s/ Fan Zhang

SIGNED, SEALED AND DELIVERED by	)
GUANGLIN LAI	)	/s/ Guanglin Lai
for and on behalf of	)
BROTHERS CAPITAL LIMITED	)
in the presence of:	)	/s/ Fan Zhang

EXECUTED as a agreement by	)	/s/ Guanglin Lai
GUANGLIN LAI	)
in the presence of:	)	/s/ Fan Zhang

EXECUTED as a agreement by	)	/s/ Zhaohua Qian
QIAN ZHAOHUA	)
in the presence of:	)	/s/ Fan Zhang
[Signature Page to the BCL Deed]

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